Subsidiaries of Hancock Whitney Corporation

Name	Jurisdiction
Hancock Whitney Bank	Mississippi
Hancock Whitney Investment Services, Inc.	Mississippi
Hancock Whitney Equipment Finance, LLC	Louisiana
Hancock Whitney Equipment Finance and Leasing, LLC	Louisiana
Hancock Whitney New Markets Fund, LLC	Louisiana